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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

     Maxtech Enterprises Limited
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     Suite 835A
    ----------------------------------------------------------------------------
                                   (Street)

     Europort,                      Gilbraitar
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              7/11/00
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary) ______________

4.  Issuer Name and Ticker or Trading Symbol  Sohu.com Inc. (SOHU)
                                             -----------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)

6.  If Amendment, Date of Original (Month/Day/Year) ____________________________

7.  Individual or Joint/Group Filing (Check applicable Line)

    ___ Form filed by One Reporting Person
     X  Form filed by More than One Reporting Person
    ---

    ----------------------------------------------------------------------------

             Table I--Non-Derivative Securities Beneficially Owned

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
                      (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock            6,360,219(1)             D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). See Attachment I.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)


+--------+
| FORM 3 |   (continued) Table II--Derivative Securities Beneficially Owned
+--------+    (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date     Expira-                         Amount or                      (Instr. 5)
                               Exer-    tion             Title          Number of
                               cisable  Date                            Shares
------------------------------------------------------------------------------------------------------------------------------------
   Warrant                      Immed.  10/18/01       Common Stock        212,675        $2.251           D
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

     (1) This number is derived from preferred stock holdings of the reporting person that will convert automatically upon the closing of the Company's IPO (the "IPO"), currently scheduled for July 17, 2000. The reporting person holds 1,759,134 shares of Series B Convertible Preferred Stock that will convert automatically into approximately 2,931,889 shares of company Common Stock upon the closing of the IPO and 3,428,329 shares of Series C Convertible Preferred Stock that will convert automatically into the same number of shares of Common Stock upon the closing of the IPO.

                    Lee Ying Cheung             Louise Garbarino   July 11, 2000
                    --------------------------------------------   -------------
                    Name:  Lee Ying Cheung      Louise Garbarino   Date
                    Title: Director             Secretary
                    **Signature of Reporting    Person


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

                            Attachment 1 to Form 3
                            ----------------------


  Table 1 - Non-Derivative Securities Beneficially Owned
  ------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Name and Address of       Title of Security   Amount of Securities     Ownership Form    Nature of Indirect Beneficial Ownership
 -------------------       -----------------   --------------------     --------------    ---------------------------------------
 Beneficial Owner                              Beneficial Owned
------------------------------------------------------------------------------------------------------------------------------------
Morningside                Common Stock        6,360,219 (1)            I                 Sole stockholder of Maxtech Enterprises
Technologies, Inc.                                                                        Limited
22/F, Hang Lung Centre
2-20 Paterson Street
Causeway Bay, Hong Kong
------------------------------------------------------------------------------------------------------------------------------------
Morningside                Common Stock        6,360,219 (1)            I                 Sole stockholder of Morningside
CyberVentures Holdings                                                                    Technologies, Inc.
Limited
------------------------------------------------------------------------------------------------------------------------------------
Verrall Limited, as        Common Stock        6,360,219 (1)            I                 Sole stockholder of Morningside Cyber-
trustee of The NTX-II                                                                     Ventures Limited. Verrall Limited controls
Trust c/o Dickinson,                                                                      indirectly, through The NTX-II Trust,
Cruickshank & Co.33/37,                                                                   a 100% ownership interest in
Athol Street Douglas IM1                                                                  by Maxtech Enterprises Limited and
1LB Isle of Man                                                                           has sole power to vote and dispose of the
                                                                                          shares of the shares of Sohu held by
                                                                                          Maxtech Enterprises Limited.
------------------------------------------------------------------------------------------------------------------------------------

 (1) See note on page 2 of Form 3

     Table 2--Derivative Securities Beneficially Owned
     -------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Name and       Title of          Date Exer-       Title and Amount of Securities      Conversion    Ownership   Nature of In-
Address        Security          cisable and      Underlying Derivative Security      or            Form of     direct Bene-
of                               Expiration       (Instr. 4)                          Exercise      Derivative  ficial
Beneficial                       Date                                                 Price of      Security    Ownership
Owner                            (Month/Day/                                          Derivative
                                Year)                                                Security
                            ----------------------------------------------------
                             Date      Expira-   Title       Amount or
                             Exer-     tion                  Number of
                             cisable   Date                  Shares
------------------------------------------------------------------------------------------------------------------------------
Morningside   Warrant        Immed.    10/18/01  Common      212,675                 $2.251         I           Sole stock
Technologies,                                    Stock                                                          holder of
Inc. 22/F,                                                                                                      Maxtech
Hang Lung                                                                                                       Enterprises
Centre                                                                                                          Limited
2-20 Paterson
Street
Causeway Bay,
Hong Kong
-------------------------------------------------------------------------------------------------------------------------------
Morningside     Warrant        Immed.    10/18/01  Common      212,675                 $2.251       I           Sole stock
CyberVentures                                      Stock                                                        holder of
Holdings                                                                                                        Morningside
Limited                                                                                                         Technologies,
                                                                                                                Inc.
-------------------------------------------------------------------------------------------------------------------------------
Verrall         Warrant        Immed.    10/18/01  Common      212,675                 $2.251       I           Sole
Limited,as                                         Stock                                                        stockholder
trustee of                                                                                                      of Morning
The NTX-II                                                                                                      side
Trust c/o                                                                                                       CyberVentures
Dickinson,                                                                                                      Holdings
Cruickshank &                                                                                                   Limited. Verrall
Co. 33/37, Athol                                                                                                Limited controls
Street Douglas                                                                                                  indirectly, through
IM1 1LB                                                                                                         The NTX-II Trust,
Isle of Man                                                                                                     a 100% ownership
                                                                                                                interest in
                                                                                                                Maxtech Enterprise
                                                                                                                Limited and has
                                                                                                                sole power to
                                                                                                                vote and dispose
                                                                                                                of the shares of
                                                                                                                Sohu held by
                                                                                                                Maxtech Enterprise
                                                                                                                Limited.
--------------------------------------------------------------------------------------------------------------------------------

                                  Page 2 of 2